Form 10-K, Exhibit 13
period 1995-12-31
KATY INDUSTRIES INC
filed 1996-04-01
CIK 54681

Katy's Common Stock is traded on the New York
 Stock Exchange ("NYSE"). The following table sets forth high and low sales prices for the Common
 Stock in composite transactions as reported on the NYSE Composite Tape for the prior two years and dividends declared during such periods.




                                                                              Cash
                                                                              Dividends
Period                                           High         Low             Declared
 1995
    First Quarter.............                 $ 10 1/8     $  8 3/8          $  .0625
    Second Quarter............                    9 5/8        7                 .0625
    Third Quarter.............                    9 5/8        7 3/4             .0625
    Fourth Quarter............                   10 7/8        9 1/8             .0625

1994
    First Quarter.............                 $ 26 7/8     $ 25 1/8          $  .0625
    Second Quarter............                   25 7/8       24 1/2           14.0000
    Third Quarter.............                   25 3/8        9 5/8             .0625
    Fourth Quarter............                    9 7/8        7 1/2             .0625


    In the third quarter of 1994, Katy paid a special dividend of $14 cash per share to each common stockholder of the Company.

    As of February 29, 1996, there were 1,485 record holders of the Common Stock. There are no restrictions on Katy's ability to pay dividends on its Common Stock.



                       SELECTED FINANCIAL DATA

                                                              Years Ended December 31,

                                                                1995         1994        1993        1992        1991
                                                              (Thousands of Dollars, except per share data and ratios)
 Net sales...........................                         $171,269     $159,581    $168,723    $177,077    $181,494
 Income (loss) from continuing operations
   before cumulative effect of change in
   accounting principle ..............                          28,571     (  8,843)      5,496       1,102       7,718
 Earnings per common share                                        3.18     (    .98)        .60         .12         .82
 Net income (loss)*.................                            28,571     (  8,843)   (  1,540)      1,102      11,090
 Cash flows from operating activities.....                       7,620        8,418    (  1,844)     22,390
 Total assets........................                          225,412      203,142     330,225     314,661     319,974
 Total liabilities and minority
   interest..........................                           95,082       92,364      86,459      67,461      71,217
 Shareholders' equity................                          130,330      110,778     243,766     247,200     248,757
 Long-term debt......................                            9,346       10,572       4,289       5,942       8,458
 Depreciation and amortization.......                            5,949        6,049       5,716       5,709       8,747
 Capital expenditures................                            9,163        4,105       4,278       5,504      10,210
 Working capital.....................                           96,425       50,041     175,075     135,965     136,633
 Ratio of debt to total debt and equity....                      15.8%        15.9%        6.7%        6.4%        7.6%
Shareholders' equity                                             14.94        12.21       27.03       27.41       27.57
 Return on average shareholders'
  equity.............................                            23.7%       ( 5.3%)    (   .6%)        .4%        4.4%

 Shares outstanding-Common stock....                         8,724,187    9,076,387   9,017,387   9,017,387   9,023,187
 Number of shareholders..............                            1,410        1,471       1,560       1,741       1,914
 Number of employees.................                            1,109        1,285       1,506       1,972       2,078
 Cash dividends declared per
  common share.....................                               $.25     $14.1875        $.25        $.25        $.25

 * Includes extraordinary gains of $3,372 in 1991, loss from discontinued operations of $5,618 in 1993 and the cumulative effect of change in accounting principle of $1,418 loss in 1993.



    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS

 Results of Operations

    For purposes of this discussion and analysis section, reference is made to the table below and the Company's Statements of Consolidated Operations. Katy consists of three business segments: Distribution and Service, Industrial and Consumer Manufacturing and Machinery Manufacturing. The Distribution and Service Group is primarily involved in the distribution of electronic components and nonpowered hand tools. Additionally this group provides cold storage services, waste-to-energy services and produces specialty metal products for high-tech industries. The Industrial and Consumer Manufacturing Group produces sanitary maintenance supplies, abrasives and paints and stains for the consumer, maintenance, automotive and industrial markets. The Machinery Manufacturing Group manufactures machinery for the food packaging, food processing and wood working industries and also manufactures testing and measuring instruments for the electrical and electronic markets and recording devices for the transportation industry and gauging and control systems for the metalworking industry. These segments represent a change from those reported in the past and reflect the new alignment of the Company's product lines as a result of recent acquisitions and dispositions. The acquisitions of GC Thorsen, a distributor of electronic and electrical parts and components and nonpowered hand tools, and Gemtex, a manufacturer of coated abrasives and the dispositions of Schon and other operating units during the year have made the new segmentation more meaningful and in line with future plans of the Company. Katy intends to seek additional acquisitions to grow these business segments and which complement existing operations. Years prior to 1995 have been reclassified to reflect the new segmentation.

 The table below and the narrative which follows summarize the key factors in the year-to-year changes in operating results.


                                                               Years Ended December 31

Dollars in Thousands                                         1995          1994          1993

Distribution and Service Group
    Net sales                                              $70,596       $ 32,343      $ 26,035
    Income from operations                                   6,076          3,766         2,454
    Operating margin                                          8.6%          11.6%          9.4%
    Identifiable assets                                     76,713         42,520        32,477
    Depreciation and amortization                            2,930          1,741         1,280
    Capital expenditures                                     6,638          1,742           968

 Industrial and Consumer Manufacturing Group
    Net sales                                              $49,021       $ 46,283      $ 44,370
    Income from operations                                   3,814          4,237         2,702
    Operating margin                                          7.8%           9.2%          6.1%
    Identifiable assets                                     33,093         21,917        22,705
    Depreciation and amortization                            1,527          1,185         1,058
    Capital expenditures                                     1,055            892         1,474

 Machinery Manufacturing Group
    Net sales                                              $51,652       $ 80,955      $ 98,318
    Income (loss) from operations                            1,319      (   2,396)     (  7,860)
    Operating margin                                          2.6%      (    3.0%)     (   8.0%)
    Identifiable assets                                     27,153         50,501        70,796
    Depreciation and amortization                            1,318          2,754         3,136
    Capital expenditures                                     1,303          1,319         1,769

 Corporate
    Corporate expenses                                    $  6,670       $ 12,624      $ 15,956
    Identifiable assets                                     88,453         88,204       204,247
    Depreciation and amortization                              174            369           242
    Capital expenditures                                       167            152            67

 Company
    Net sales                                             $171,269       $159,581      $168,723
    Income (loss) from operations                            4,539     (    7,017)     ( 18,660)
    Operating margin                                          2.7%     (     4.4%)     (  11.1%)
    Identifiable assets                                    225,412        203,142       330,225
    Depreciation and amortization                            5,949          6,049         5,716
    Capital expenditures                                     9,163          4,105         4,278


 1995 Compared to 1994

    Distribution and Service Group sales increased $38,253,000 or 118%.
The acquisition of GC Thorsen effective March 31, 1995, provided the majority of the increase. Sales of cold storage services increased due to added plant capacity brought on line during 1995, waste to energy services increased due to increased market penetration, specialty metals increased due to new product lines, and electronics distribution increased due to increased market penetration.
    Operating income for the group increased $2,310,000 or 61%.  The inclusion of GC Thorsen was a major factor in the increase, along with sharply improved margins for waste to energy services and cold storage
services.    Specialty metals and electronics distribution also posted slightly higher margins for the year, primarily due to higher volume.

    Capital expenditures for the group increased due primarily to a plant expansion at the cold storage facility and a major machinery addition at the specialty metals manufacturer.

    The Industrial and Consumer Manufacturing Group's sales for the year increased 6% for the year or $2,738,000. The addition of sales from Gemtex effective August, 1995, along with increased sales of stains, offset decreases in the filters business, which was disposed of at year end. Increased marketing and penetration into new sales territories were the primary factors in the increase in stain sales.

    Operating income for the group decreased $423,000 or 10%, primarily due to lower margins on filter products. Income in all other product lines was relatively comparable to the prior year. Pricing pressures from competitors were the main reasons for the lack of income growth.


    Sales for the Machinery Manufacturing Group decreased $29,303,000 or 36%. The dispositions of Panhandle, a remanufacturer of machinery for the oil, gas and petrochemical industries, and the Schon Group resulted in most of this sales decrease. A decrease in sales of food packaging machinery was offset by increased sales of food processing machinery, wood processing machinery and gauging and control systems. These sales increases resulted from new products and increased market penetration.

    Operating income for the group increased $3,716,000 from a loss last year. Inventory write downs of $4,330,000 in 1994 which did not recur in 1995 were the primary factor in the increase. The lower volume in food packaging machinery caused a 52% decline in operating income for the product line. Most other products showed modest increases in income.

   Corporate expenses in 1995 decreased $5,954,000 due primarily to lower environmental, insurance and legal costs.

    Although the results of these operating groups are significantly affected by the strength of the general economy, the Company believes that it has positioned itself well in segments which can be expanded both externally through acquisitions and internally through new products, operational improvements and increased market penetration.

    Following is a discussion concerning other factors which affected the Company's net income.

    Gross profit increased $9,257,000 as margins improved to 30% from 26% a year ago, while selling, general and administrative expenses decreased $2,299,000 or 5% due in large part to lower corporate expenses.

    Other, net in 1995 was $3,591,000 of income versus expense of
$1,265,000 in 1994.   1995 was favorably impacted by the gain realized
on the sale of WSC Liquidating and Katy's holdings of Syratech stock of $793,000. In addition, in 1995, the Company received settlements from various insurance companies in the amount of $2,846,000 in settlement of claims associated with environmental issues. 1994 was impacted by $2,500,000 of special charges for environmental costs, moving the corporate headquarters and cessation of production at Walsh Press.

    Interest expense increased $837,000 due to borrowings in connection with the purchase of GC Thorsen, while interest income declined $2,427,000 due to the special dividend paid in 1994 which significantly reduced the Company's interest bearing cash and cash equivalent balance.

    During the year the Company sold 248,566 shares of Union Pacific stock, resulting in a gain of $7,675,000. The Company also sold one-half of its 75% interest in Schon & Cie, AG. In connection with the sale, the Company recorded a gain of $4,920,000 reflecting the reversal of previously recorded losses of Schon.

    Income from continuing consolidated operations before income taxes and minority interest amounted to $18,149,000 in 1995 versus a loss of $16,048,000 in 1994. An $11,566,000 increase in income from operating units was augmented by the gains described above. In addition, 1994 was adversely impacted by $9,288,000 for the write-off of various assets.

    Income taxes of $3,771,000, or an effective rate of 21%, reflect the fact that the gains on the Schon sale were not tax effected, since the losses had not previously provided a tax benefit. The tax benefit in 1994 was adversely impacted by the fact that losses from Schon provided no tax benefit.

    Equity in income of unconsolidated subsidiaries increased by $10,914,000 due to a gain recognized on the sale of Syroco, Inc. by Syratech, and the tax benefit realized from the reversal of taxes previously provided on Katy's share of Syratech's income, which is no longer required because of the sale of WSC Liquidating and Katy's holdings of Syratech stock.

 1994 Compared to 1993

    Distribution and Service Group sales were up $6,308,000 or 24%. Approximately one-half of this increase was due to the inclusion of C.E.G.F.
(USA) since its acquisition in March 1994. Electronic distribution sales increased and sales of specialty metals increased, both due to new products and increased market penetration.

   Operating income for the group increased $1,312,000 or 53% due to the inclusion of C.E.G.F. and improved margins in both electronic distribution and specialty metals.

    The Industrial and Consumer Manufacturing Group's sales increased $1,913,000 or 4% primarily due to a sales increase in stains. This strong sales performance was due to continued efforts to find new markets and applications for this product line. A decrease in filters was offset by sales increases in abrasive product lines.

    Operating income for the group increased $1,535,000 or 57% in large part as a result of 1993 being impacted by the operating loss and asset write-downs of $2,300,000 following discontinuance of the IAQ-2000 product line. Higher operating income and margins in stains were offset by lower margins due to competitive pressures in the abrasives product lines.

    Sales for the Machinery Manufacturing Group decreased $17,363,000 or
18%. Double digit sales increases in food packaging machinery, food processing machinery, wood processing machinery and test and monitoring equipment were more than offset by the divestitures of certain group companies in 1994 and 1993.  Included in 1993 were sales of $19,031,000 from the Company's pump manufacturing business which was sold in
November, 1993. Additionally, the Company's business that refitted machinery for the oil, gas and petrochemical industries was sold effective October, 1994. Included in 1994 and 1993 are sales of $7,690,000 and $9,767,000, respectively, for this business. Further contributing to the decline was a 9% decrease in sales at Schon which, again in 1994, experienced a further decline in sales of shoe-making machinery reflecting the continuing economic uncertainty in Eastern Europe and Russia, its principal markets.

    Operating losses for the group decreased $5,464,000 due to a number of factors. The divestiture of the pump manufacturing companies, which had reported an operating loss of $2,055,000 in 1993 was a significant factor. Another factor favorably impacting the group's operating results was the decrease in the operating losses of Schon, as margins improved on decreased volume, the result of charges incurred in previous years to restructure and streamline the operation. Additional severance charges of $1,000,000 were incurred in 1994 which were offset by a partial recovery of trade receivables, owed by customers in the former Soviet Union, which had been written off in prior years, of approximately $1,710,000. The strong sales performances and improved margins in other product lines contributed to the decrease in losses for the group also.

    Corporate expenses decreased $3,332,000 primarily due to lower retirement plan expenses.

    Following is a discussion concerning other factors which affected the Company's net income.

    Gross profit increased $7,512,000 as margins improved to 26% from 20% in 1993. As noted above, all three operating groups contributed to the improvements. Selling, general and administrative expenses decreased $4,131,000 or 8% due in part to the divestitures during 1993 and 1994, and lower corporate expenses.

    Other, net in 1994 was $1,265,000. This expense primarily represents charges of $1,250,000 in the fourth quarter relating to additional provisions for costs associated with environmental remediation at certain sites where the Company previously conducted operations. Additionally in June, 1994, charges of $650,000 were incurred relating to the cost of moving the Company's corporate office to Englewood, Colorado, including severance compensation for those employees not relocating, and $600,000 for the costs associated with the cessation of production and rebuild activities at the manufacturer of presses. These charges were offset by dividend income on the Union Pacific common stock of $829,000.

    Interest expense remained generally the same as in 1993, however, interest income decreased by $1,782,000 due to the payment of the special dividend in August, 1994, which significantly reduced the Company's interest bearing cash and cash equivalents balances.


    In 1994, management of Katy met with Katy's oil exploration joint venture partners and, based on then current facts and circumstances, Katy decided not to commit further funds to the oil exploration project, and not to participate in any further activities on the site. Accordingly, in 1994, the
Company wrote-off its investment ($6,580,000) in the oil exploration joint venture.

    Katy-Seghers, Inc., a wholly-owned subsidiary of the Company, has been the vehicle used to commercialize and bid on new projects in the waste-to-energy industry utilizing the Seghers technology. The Company currently owns and operates a waste-to-energy facility utilizing this technology in Savannah, Georgia. In 1994, the Supreme Court of the United States of
America ruled that the ash generated by such waste-to-energy facilities is hazardous waste. This ruling has resulted in higher operating costs for waste-to-energy facilities. Based on the developments within the waste-to-energy industry in recent years and the ruling discussed above, management concluded that further commercialization of the Seghers technology is unlikely, that the value of the technology was significantly impaired and, accordingly, wrote down its investment in this technology ($2,708,000) to zero in 1994.

    The loss from continuing consolidated operations before income taxes and minority interest in 1994 of $16,048,000 compares to income of $2,259,000 in 1993. The $11,643,000 decrease in loss from operations was offset by the asset write-offs and reduction in interest income described above. Additionally, 1993 income includes $14,668,000 in gains on the sale of stock investments. Minority interest in 1994 relates to the 95% owned subsidiary which operates cold storage facilities in the United States.

    The income tax benefit of $3,923,000, or an effective rate of 24%, reflects the fact that the Company did not benefit from approximately $2,150,000 (tax effect) of losses from its German subsidiary. In 1993 the effective income tax rate was similarly affected by not recognizing a tax benefit from such losses.

    Equity in income of unconsolidated subsidiaries increased by $415,000 to $3,295,000 as increased sales and earnings at Syratech Corporation and Bee Gee Holding Company, Inc. more than offset the exclusion of nine months of operations from C.E.G.F. (USA), which Katy now includes in its consolidated operations due to its purchase of an additional 50% of the outstanding common stock of C.E.G.F. (USA) in March, 1994. For additional information on unconsolidated subsidiaries and the acquisition of additional shares of C.E.G.F. (USA) see Notes 2 and 3 of Notes to Consolidated Financial Statements.

 New Accounting Pronouncements

    Katy has not adopted Statement of Financial Accounting Standards No.
123 "Accounting for Stock Based Compensation" at this time. This pronouncement is effective for years beginning after December 15, 1995, and will be adopted by the Company for the year ending December 31, 1996. Management does not believe that the adoption of this pronouncement will have a significant effect on the results of operations or financial position of the Company.

    During 1995 the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This pronouncement calls for the recognition of a loss whenever the carrying value of assets is impaired. Management continuously reviews the value of the Company's assets and records necessary adjustments when an asset becomes impaired. The adoption of this pronouncement had no material impact on the Company's results of operations or financial position.

 Financial Position and Cash Flow

    Combined cash, cash equivalents and marketable securities increased $28,123,000 to $60,354,000 on December 31, 1995, from $32,231,000 on December 31, 1994. Current ratios were
2.81 to 1.00 and 2.00 to 1.00 at December 31, 1995 and
1994, respectively. Working capital increased $46,384,000 in 1995. The increase in working capital and in the current ratio in 1995, primarily resulted from the sale of Katy's wholly owned subsidiary, WSC Liquidating, Inc., and Katy's holdings of Syratech Corporation stock on December 29, 1995, for net proceeds of $50,800,000. Additionally, in 1995, Katy sold 248,566 shares of Union Pacific common stock for proceeds of $15,550,000, resulting in a pre-tax gain of $7,675,000. Katy retains certain investments in marketable securities and will periodically evaluate such investments.

    In August, 1995, Katy's Board of Directors authorized the Company to repurchase up to 400,000 shares of its common stock over the subsequent twelve months in open market transactions. On January 2, 1996, Katy's board authorized the Company to repurchase an additional 500,000 shares, bringing the total authorization to 900,000 shares.
In connection therewith, Katy repurchased 352,200 of its common shares in the year ended December 31, 1995, at a total cost of $3,341,000. Additionally, during the first quarter of 1996, the Company repurchased 316,200 shares, at a cost of $3,636,000, bringing the total shares repurchased to 668,400.


    Katy has authorized and expects to commit approximately
$7,000,000 for capital projects in 1996, exclusive of acquisitions, if any, and expects to meet its capital expenditure requirements through the use of available cash and internally generated funds. Katy believes that it will generate sufficient cash flow from operations to meet its operating requirements and planned capital expenditures. The Company also continues to search for appropriate acquisition candidates, and may obtain all or a portion of the financing for future acquisitions through the incurrence of additional debt, which the Company believes it can obtain at reasonable terms and pricing.

    At December 31, 1995, Katy had short and long-term indebtedness of $24,452,000. On January 2, 1996, the Company received the remaining proceeds of the transaction with Syratech and fully paid the short-term indebtedness outstanding at December 31, 1995 referred to below. Total debt was 16% of total debt and equity at December 31, 1995. Katy has a commitment for a secured short-term line of credit with The Northern Trust Company in the amount of $20,000,000 which it expects to use principally for letters of credit.

    Management continuously reviews each of its businesses.
As a result of these ongoing reviews, management may determine to sell certain companies and may augment its remaining businesses with acquisitions. When sales do occur, management anticipates that funds from these sales will be used for general corporate purposes or to fund acquisitions. Acquisitions may also be funded through cash balances, available lines of credit and future borrowings.
See Note 2 to the Consolidated Financial Statements for a discussion of acquisitions and dispositions.

 Environmental and Other Contingencies

    The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the U.S. Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at a number of hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. The means of determining allocation among PRPs is generally set forth in a written agreement entered into by the PRPs at a particular site. An allocation share assigned to a PRP is often based on the PRP's volumetric contribution of waste to a site. Under the federal Superfund statute, parties are held to be jointly and severally liable, thus subjecting them to potential individual liability for the entire cost of cleanup at the site. The Company is also involved in remedial response and voluntary environmental cleanup at a number of other sites which are not currently the subject of any legal proceedings under Superfund, including certain of its current and formerly owned manufacturing facilities. Based on its estimate of allocation of liability among PRPs, the probability that other PRPs, many of whom are large, solvent, public companies, will fully pay the costs apportioned to them, currently available information concerning the scope of contamination, estimated remediation costs, estimated legal fees and other factors, the Company believes that it has an adequate accrual for all known liabilities at December 31, 1995.

    The United States had alleged violations of the Resource Conservation and Recovery Act ("RCRA") based upon the alleged status of sludge drying beds of W.J. Smith Wood Preserving Company, a Company subsidiary, as a hazardous waste management unit. Since 1990, the Company has spent in excess of $4,000,000 in undertaking cleanup and compliance activities in connection with this matter and has established reserves for future remediation activities. An Administrative Order on Consent was entered effective December 29, 1995, with estimated additional remediation costs of $1,200,000.

    During 1995, the Company reached agreement with the Oregon Department of Environmental Quality (ODEQ) as to a clean up plan for PCB contamination at the Medford, Oregon facility of the former Standard Transformer division of American Gage. The plan calls for the Company to provide a trust fund of $1,300,000 to fund clean up costs at the site. The plan also calls for the present occupants of the site, Balteau Standard, Inc., to provide the next $450,000 of cost, with any additional costs to be shared equally between the two parties. The Company has requested that the ODEQ inspect the property and approve the remediation work to release the Company from any future liability.

    In September of 1993, Katy received a letter from counsel to Allard Industries, Inc. ("Allard") requesting that Katy and its subsidiaries, American Gage and JEI Liquidating, Inc., indemnify Allard for any liability incurred by it in connection with a case captioned Town of Londonderry v. Exxon Corporation, et al., Case No. C-93-95-L (United States
 District Court, District
of New Hampshire). Such request stems from certain agreements among Katy, Allard and other parties. The case at issue concerns the disposal and treatment of hazardous wastes and substances at a landfill site in Londonderry, New Hampshire (the "Londonderry Site"), states claims under CERCLA and state law, and seeks, inter alia recovery of response costs with respect to the Londonderry Site, declaratory judgment with respect to the defendants' liability for future response costs and unspecified monetary damages. Katy has agreed to defend and indemnify Allard in this matter. Katy and its counsel have not yet fully evaluated the underlying claims and the liability of Katy and its subsidiaries with respect to this matter, if any, cannot be determined at this time.

    Although management believes that environmental actions individually, and in the aggregate, are not likely to have a material adverse effect on Katy over and above amounts previously accrued, further costs could be significant and will be recorded as a charge to operations when such costs become probable and reasonably estimable.

    Katy also has a number of product liability and workers' compensation claims pending against it and its subsidiaries. Many of these claims are proceeding through the litigation process and the final outcome will not be known until a settlement is reached with the claimant or the case is adjudicated. It can take up to 10 years from the date of the injury to reach a final outcome for such claims. With respect to the product liability and workers' compensation claims, Katy has provided for its share of expected losses beyond the applicable insurance coverage, including those incurred but not reported, which are developed using actuarial techniques. Such accruals are developed using currently available claim information, and represent management's best estimates. The ultimate cost of any individual claim can vary based upon, among other factors, the nature of the injury, the duration of the disability period, the length of the claim period, the jurisdiction of the claim and the nature of the final outcome.











                                   MANAGEMENT REPORT

Katy Industries, Inc. management is responsible for the fair presentation and consistency of all financial data included in this Annual Report in accordance with generally accepted accounting principles. Where necessary, the data reflect management's best estimates and judgements.

Management also is responsible for maintaining an internal control structure with the objective of providing reasonable assurance that Katy's assets are safeguarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial data. Cost-benefit judgements are an important consideration in this regard. The effectiveness of internal controls is maintained by: (1) personnel selection and training; (2) division of responsibilities; (3) establishment and communication of policies; and (4) ongoing internal review programs and audits. Management believes that
Katy's system of internal controls is effective and adequate to accomplish the above described objectives.



John R. Prann, Jr.
President, Chief Executive Officer and Chief Operating Officer




Stephen P. Nicholson
Treasurer, Chief Financial Officer



                 REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
KATY INDUSTRIES, INC.
Englewood, Colorado

We have audited the accompanying consolidated balance sheets of Katy Industries, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related statements of consolidated operations, shareholders' equity and cash flows for each of the three years in the period ended
December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Katy Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Notes 5 and 8, respectively, to the consolidated financial statements, in 1993, the Company changed its methods of accounting for post retirement benefits other than pensions, and income taxes.


DELOITTE & TOUCHE LLP

Chicago, Illinois
February 29, 1996





                KATY INDUSTRIES, INC.    AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS

                                   ASSETS


As of December 31,                                         1995              1994
(Thousands of Dollars)
CURRENT ASSETS:

   Cash and cash equivalents - Note 1                    $ 43,701        $   8,475
   Marketable securities - available for sale - Note 1     16,653           23,756
   Accounts receivable, trade, net of
     allowance for doubtful accounts of
     $886 and $3,183                                      22,399            20,423
   Receivable from sale of business - Note 3              12,444               -
   Notes and other receivables, net of
     allowance for doubtful notes of $966 and $854         3,201             2,112
   Inventories - Note 1                                   35,902            31,312
   Deferred income taxes - Note 8                         12,170            10,441
   Other current assets                                    3,127             3,343


     Total current assets                                149,597            99,862


 OTHER ASSETS:
   Investments, at equity, in unconsolidated
       subsidiaries - Note 3                              7,328             45,310
   Investment in waste-to-energy facility - Note 7       11,360             11,759
   Notes receivable, net of allowance for
     doubtful notes of $2,500 and $2,500                  1,566              2,283
   Cost in excess of net assets of
     businesses acquired - Note 2                         7,249              3,318
   Miscellaneous - Notes 2, 5, 7 and 12                   5,664              2,070

     Total other assets                                  33,167             64,740


 PROPERTIES - Note 1:
   Land and improvements                                  4,308              4,868
   Buildings and improvements                            32,464             25,152
   Machinery and equipment                               38,723             56,743

                                                         75,495             86,763
   Accumulated depreciation                            ( 32,847)          ( 48,223)

     Net properties                                      42,648             38,540

                                                       $225,412           $203,142

  See Notes to Consolidated Financial Statements.



                        KATY INDUSTRIES, INC  AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS

                                     LIABILITIES

 As of December 31,                                     1995                1994
                                                  (Thousands of Dollars except shares)
 CURRENT LIABILITIES:

   Notes payable - Note 4                            $ 14,193            $  7,948

   Accounts payable                                     8,361               6,807

   Accrued compensation                                 3,792               6,180

   Accrued expenses - Note 1                           23,947              25,060

   Accrued interest and taxes                           1,342                 773

   Current maturities, long-term debt - Note 4            913               2,407

   Dividends payable                                      624                 646

     Total current liabilities                         53,172              49,821

 LONG-TERM DEBT, less current maturities - Note 4       9,346              10,572

 OTHER LIABILITIES - Note 5                             7,738              10,183

 DEFERRED INCOME TAXES - Note 8                        24,598              21,576

 MINORITY INTEREST                                        228                 212


 SHAREHOLDERS' EQUITY - Note 6:
   Common stock, $1 par value; authorized
     25,000,000 shares, issued - 9,821,329
     shares                                             9,821               9,821
   Additional paid-in capital                          51,111              51,111
   Foreign currency translation and other
     adjustments                                    (   1,640)              2,676
   Unrealized holding gains                             5,297               4,426
   Retained earnings                                   81,925              55,587
   Treasury stock, at cost, 1,097,142 and
     744,942 shares                                  ( 16,184)           ( 12,843)

     Total shareholders' equity                       130,330             110,778

                                                     $225,412            $203,142
  See Notes to Consolidated Financial Statements.


                       KATY INDUSTRIES, INC. AND SUBSIDIARIES
                       STATEMENTS OF CONSOLIDATED OPERATIONS

 For the years ended December 31,                 1995             1994             1993
                                             (Thousands of Dollars except per share amounts)
 Net sales.............................         $171,269         $159,581         $168,723
 Cost of goods sold....................          120,437          118,006          134,660
 Gross profit                                     50,832           41,575           34,063
 Selling, general and administrative expenses     46,293           48,592           52,723

   Income (loss) from operations                   4,539       (    7,017)       (  18,660)

 Other, net............................            3,591       (    1,265)           2,811
 Interest expense......................        (   2,753)      (    1,916)       (   1,780)
 Interest income.......................            1,011            3,438            5,220
 Gain on sales of stock - Notes 1 and 12           6,841               -            14,668
 Reversal of previously recorded losses - Note 2   4,920               -               -
 Write-off of assets - Note 12.........              -         (    9,288)             -
   Income (loss) from continuing consolidated
   operations before income taxes, minority
   interest and cumulative effect of change in
   accounting principle...............            18,149       (   16,048)           2,259


 Provision (benefit)  for income taxes - Note 8    3,771       (    3,923)           1,939

 Minority shareholders' share of income (loss)        16               13        (   1,461)

   Income (loss) from continuing
     consolidated operations before cumulative
     effect of change in accounting principle     14,362       (  12,138)            1,781

 Equity in income of unconsolidated
   subsidiaries (net of tax) - Note 3
        Income from continuing operations          1,920           1,364             1,136
        Income from discontinued operations          678           1,931             1,744
        Gain on sale of Syroco, Inc.               4,904             -                 -
        Tax benefit from sale of investment
          in Syratech - Note 3                     6,707             -                 -
               Total                              14,209           3,295             2,880
 Gain as a result of an initial public offering
   by an unconsolidated subsidiary (net of tax)-
   Note 3......................................     -                -                 835

   Income (loss) from continuing operations
     before cumulative effect of change in
     accounting principle...................      28,571       (   8,843)            5,496

 Loss from discontinued operations (net of tax)
   Note 2......................................     -                -           (   5,618)

   Income (loss) before cumulative effect
     of change in accounting principle.........   28,571       (   8,843)        (     122)

 Cumulative effect of change in
   accounting principle (net of tax) - Note 5..     -                -           (   1,418)

   Net income (loss)........................... $ 28,571        ($ 8,843)        ($  1,540)

 Earnings (loss) per share of common stock -
   Note 1:
   Income (loss) from continuing operations.....$  3.18         ($   .98)         $    .60
   Discontinued operations......................     -               -           (     .62)
   Cumulative effect of change in
      accounting principle......................     -               -           (     .15)
      Net income (loss)......................... $ 3.18         ($   .98)        ($    .17)
 Dividends paid per share-
   Common Stock................................. $  .25        $ 14.1875          $    .25

  See Notes to Consolidated Financial Statements.


                               KATY INDUSTRIES, INC. AND SUBSIDIARIES
                            STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                       Foreign
                                       Common Stock       Additional   Currency     Unrealized
                                    Number       Par      Paid-in      and Other    Holding     Retained      Treasury
                                   of Shares     Value    Capital      Adjustments  Gains       Earnings      Stock
                                            (Thousands of Dollars, Except Number of Shares)

Balance, January 1, 1993           9,821,329   $ 9,821   $ 51,723      $ 2,908      $  -        $196,608    ($ 13,860)

Net loss                               -           -         -             -           -       (   1,540)         -
Common stock dividends                 -           -         -             -           -       (   2,254)         -
Foreign currency translation
   adjustments                         -           -         -             972         -             -            -
Purchase of stock warrants
   by an investee company              -           -   (     612)          -           -             -            -
Balance, December 31, 1993         9,821,329     9,821    51,111         3,880         -         192,814    (  13,860)

Net loss                               -           -         -             -           -       (   8,843)         -
Common stock dividends                 -           -         -             -           -       ( 127,942)         -
Foreign currency translation
   adjustments - Note 6                -           -         -       (    822)         -             -            -
Issuance of shares under the Stock
   Purchase Plan - Note 6              -           -         -       (    382)         -       (     442)       1,017
Unrealized holding gains
   adjustment - Note 1                 -           -         -             -         4,426           -            -
Balance, December 31, 1994         9,821,329     9,821    51,111        2,676        4,426       55,587     (  12,843)

Net income                             -           -         -            -            -         28,571           -
Common stock dividends                 -           -         -            -            -      (   2,233)          -
Foreign currency translation
   and other adjustments - Note 6      -           -         -       (  4,316)         -             -            -
Purchase of Treasury Shares - Note 6   -           -         -            -            -             -      (   3,341)
Unrealized holding gains adjustment
   - Note 1                            -           -         -            -            871           -      (  16,184)
Balance, December 31, 1995        9,821,329    $ 9,821  $ 51,111     ($ 1,640)     $ 5,297    $  81,925     ($ 16,184)

See Notes to Consolidated Financial Statements.



                       KATY INDUSTRIES, INC. AND SUBSIDIARIES
                       STATEMENTS OF CONSOLIDATED CASH FLOWS


For the years ended December 31,                   1995          1994          1993
                                                           (Thousands of Dollars)
Cash flows from operating activities:
  Net income (loss)...........................  $ 28,571      ( $ 8,843)   ($  1,540)
  Depreciation and amortization...............     5,949          6,049        5,716
  Gain on sale of assets...................... (     150)     (     266)   (  16,382)
  Disposition of portion of investment
     in subsidiary............................ (   7,920)           -            -
  Write-off of assets.........................       -            9,288          -
  Gain on marketable security transactions     (   6,841)           -            -
  Equity in income of unconsolidated
    subsidiaries.............................. (  14,209)     (   3,295)   (   3,715)
  Deferred income taxes....................... (     819)     (   2,182)       1,604
  Change in accounting principle..............       -              -          1,418
  Loss from discontinued operations...........       -              -          5,618
  Changes in assets and liabilities, net of
    acquisition/disposition of subsidiaries:
    Receivables............................... (  13,919)         1,884        2,768
    Inventories...............................     1,191          6,107        3,725
    Other current assets......................    10,819            451          222
    Accounts payable and accrued liabilities..     5,280      (   1,930)   (   2,985)
    Other, net................................ (     332)         1,155        1,707
      Net cash flows from operating activities     7,620          8,418    (   1,844)
Cash flows from investing activities:
  Proceeds from sale of assets................    43,032          5,782       38,891
  Collections of notes receivable.............     1,168          1,455          535
  Time deposits and marketable securities
    activity, net.............................    15,550            -         62,630
  Payments for purchase of subsidiaries,
    net of cash acquired......................  ( 30,416)    (    3,241)   (     417)
  Capital expenditures........................  (  9,163)    (    4,105)   (   4,278)
  Other, net..................................       -             -             617
    Net cash flows from investing activities..    20,171     (      109)      97,978
Cash flows from financing activities:
  Notes payable activity, net.................    12,529     (    2,214)       2,009
  Proceeds from issuance of long-term debt....     2,852          4,830          165
  Principal payments on long-term debt........  (  2,403)    (    4,992)   (   1,428)
  Payments of dividends.......................  (  2,233)    (  127,939)   (   2,254)
  Purchase of treasury shares.................. (  3,341)           -            -
    Net cash flows from financing activities..     7,404     (  130,315)   (   1,508)
Effect of exchange rate changes on cash.......        31            192          862
Net increase (decrease) in cash and cash
  equivalents................................     35,226     (  121,814)      95,488
Cash and cash equivalents at beginning of year     8,475        130,289       34,801

Cash and cash equivalents at end of year...... $  43,701   $      8,475    $ 130,289


See Notes to Consolidated Financial Statements.

Note 1.  SIGNIFICANT ACCOUNTING POLICIES:

    Consolidation Policy - The financial statements include, on a consolidated basis, the accounts of Katy Industries, Inc. and subsidiaries (Katy) in which it has a greater than 50% interest. All intercompany accounts, profits and transactions have been eliminated in consolidation. The financial statements of Schon & Cie, AG, and its subsidiaries, included in Katy's consolidated financial statements are as of October 31, 1994 and for each of the two years in the period ended October 31, 1994 and the six months ended April 30, 1995 (the effective date of Katy's disposition of Schon stock - see Note 2).
The financial statements of these subsidiaries are as of a different date because of the time required to prepare and translate such financial statements under United States generally accepted accounting principles.

    As part of the continuous evaluation of its operations, Katy has acquired and disposed of a number of its operating units in recent years. Those which affected the consolidated financial statements for each of the three years in the period ended December 31, 1995 are described in Note 2.

    There are no restrictions on the payment of dividends by consolidated subsidiaries to Katy. Katy's consolidated retained earnings as of December 31, 1995 include $5,708,000 of undistributed earnings of 50% or less owned investments accounted for by the equity method. No dividends have been paid by any of these unconsolidated subsidiaries to Katy.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used by management in the preparation of these financial statements include the valuation of accounts receivable, the carrying value of inventories, the useful lives and recoverability of property, plant and equipment and cost in excess of net assets of businesses acquired, potential product liability and workers compensation claims, and environmental claims as discussed in Note 11.

    Cash and Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less and total $40,140,000 and $4,705,000, as of December 31, 1995 and 1994, respectively, which approximates their fair value.

    Supplemental Disclosure of Noncash Investing and Financing Activities - Details regarding noncash investing and financing activities are disclosed in Notes 1, 2, 3 and 6 to the Consolidated Financial Statements. Cash paid during the year for interest and income taxes is as follows:

                                             1995       1994     1993

  Interest.........................        $ 2,231    $ 2,021  $ 1,759
  Income taxes........................     $ 2,646    $ 3,759  $ 5,719

    Marketable Securities - available for sale - Marketable equity securities are stated at their fair value based on quoted market prices. The cost basis of these securities was $8,073,000 and $16,588,000 at December 31, 1995 and 1994, respectively. During 1995 and 1994, unrealized holding gains, net of income taxes, included in shareholders' equity increased $871,000 and $4,426,000 respectively.

    Marketable securities available for sale decreased during 1995 when Katy sold 248,566 shares of Union Pacific Corporation common stock for proceeds of $15,550,000, resulting in a pre-tax gain of $7,675,000.

    Notes and Other Receivables - The carrying value of notes and other receivables approximates their fair value.

    Inventories - Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. The components of inventories are:

                                                           December 31,
                                                         1995        1994
                                                      (Thousands of Dollars)

     Raw materials.......................             $ 14,471    $ 11,304

     Work in process.....................                7,132       7,137
     Finished goods......................               14,299      12,871

                                                      $ 35,902    $ 31,312

    Properties - Properties are stated at cost and depreciated over their estimated useful lives - buildings (10-40 years) generally using the straight-line method; machinery and equipment (3-20 years) and leased machines (lease period) using straight-line, accelerated or composite methods; and leasehold improvements using the straight-line method over the remaining lease period. Management annually reviews the carrying value of its long-lived assets for impairment and adjusts the carrying value and/or amortization period of such assets whenever events or changes in circumstances warrant.


Note 1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

    Accrued Expenses - The components of accrued expenses are:

                                                 December 31,
                                               1995       1994
                                            (Thousands of Dollars)

    Accrued insurance                        $ 8,541     $10,465
    Accrued EPA costs                          6,351       7,327
    Other accrued expenses                     9,055       7,268

                                             $23,947     $25,060

    Fair Value of Financial Instruments - Where the fair values of Katy's financial instrument assets and liabilities differ from their carrying value or Katy is unable to establish the fair value without incurring excessive costs, appropriate disclosures have been given in the Notes to Consolidated Financial Statements. All other financial instrument assets and liabilities not specifically addressed are believed to be carried at their fair value in the accompanying Consolidated Balance Sheets.

    Earnings Per Share - Earnings per share are based on the weighted average number of shares of common stock outstanding during the year (8,985,921 in 1995, 9,031,541 in 1994 and 9,017,387 in 1993).

  New Accounting Pronouncements - Katy has not adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" at this time. This pronouncement is effective for years beginning after December 15, 1995, and will be adopted by the Company for the year ending December 31, 1996. Management does not believe that the adoption of this pronouncement will have a significant effect on the results of operations or financial position of the Company. During 1995, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This pronouncement calls for the recognition of a loss whenever the carrying value of assets is impaired. Management continuously reviews the value of the Company's assets and records necessary adjustments when an asset becomes impaired. The adoption of this pronouncement had no material impact on the Company's results of operations or financial position.

    Reclassifications - Certain amounts from prior years have been reclassified to conform with the 1995 financial statement presentation.

Note 2.    ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

    Acquisitions

    On August 10, 1995, the Company purchased the assets of Gemtex Company Limited and its United States affiliate, Gemtex Abrasives, Inc.("Gemtex"). Gemtex is a manufacturer and distributor of coated abrasives for the automotive, industrial and retail markets. The purchase price approximated net book value. The acquisition has been accounted for under the purchase method. The accounts of Gemtex have been included in the Company's
 Consolidated Financial Statements from the acquisition date. This acquisition does not materially impact the Company's results of operations or financial position.

    Effective March 31, 1995, the Company purchased all of the outstanding shares of common stock of GC Thorsen, Inc., ("GC Thorsen"), a value added distributor of electronic and electrical parts and accessories, and nonpowered hand tools. The purchase price, including acquisition costs, was $24,076,000 in cash, of which $19,500,000 was financed through the Company's bank line of credit. The acquisition has been accounted for under the purchase method, and accordingly, the excess of the purchase price over the fair value of the net assets acquired of approximately $3,553,000, is being amortized over 20 years. The accounts of GC Thorsen have been included in the Company's Consolidated Financial Statements from the acquisition date.

    In March, 1994, the Company purchased an additional 50% of the outstanding common stock of C.E.G.F. (USA), an operator of cold storage facilities in the United States, for $2,750,000 in cash, which purchase resulted in the Company owning 95% of C.E.G.F. The excess of the purchase price over the net book value of assets purchased has been allocated to properties and is being depreciated over the remaining lives of the assets. The accounts of C.E.G.F. have been included in the Company's Consolidated Financial
Statements from the acquisition date. This acquisition of this former equity investee did not materially impact the Company's results of operations or financial position.

    As part of its 1991 purchase of substantially all of the net operating assets of the paint and stain business of Sinecure Financial Corp.
(formerly Duckback Industries, Inc.), the Company was obligated to pay to the seller additional purchase price amounts which were contingent upon the attainment of certain earnings levels during the period from the date of acquisition to September 30, 1994. The Company provided $1,496,000 and $1,723,000 in 1994 and 1993, respectively, for such additional payments and recorded these amounts as goodwill, included in "Cost in Excess of Assets of Businesses Acquired" in the Consolidated Balance Sheets. The accrual of these future cash payments is a noncash investing transaction. During 1995 and 1994, the Company paid $1,787,000 and $1,015,000, respectively, to Sinecure, to complete the Company's obligation under the earnout provision of the purchase agreement. Goodwill relating to this acquisition is being amortized over 10 years.

    Dispositions

    In December, 1995, the Company concluded the sale of its Moldan Filters operation for net proceeds of $2,808,000 which included net cash of $1,350,000 and accounts and notes receivable of $1,458,000, resulting in a nominal gain. The notes receivable portion of the consideration is a noncash investing transaction. The effective date of sale was December 28, 1995, therefore, the consolidated financial statements include results of operations through that date. Sales of this unit were $4,592,000, $6,066,000 and $6,390,000 and operating income (loss) was ($892,000), ($610,000) and $11,000 in 1995, 1994 and 1993, respectively.

    On August 25, 1995, the Company sold the assets and business of the Laboratory Equipment Division of its Bach Simpson Limited operation for net proceeds of $900,000 in cash, resulting in a nominal loss. This operation was not material to Katy and, accordingly, its sale does not significantly affect Katy's consolidated financial position or results of operations.

    On June 30, 1995, the Company concluded the irrevocable sale of one-half of its 75% interest (90,000 shares) in Schon & Cie, AG (Schon). The sale was made on the basis of a contingent price, whereby the Company will receive two thirds of the amount ultimately realized by the purchasers in any future sale of such shares or, under some circumstances, the Company will be entitled to find a buyer for two-thirds of such shares and receive the proceeds of the sale thereof. The Company continues to hold 90,000 shares, or a 37.5% interest in Schon. With the reduction in its ownership interest and influence, the Company began reporting its continuing investment in Schon using the equity method of accounting for this minority owned subsidiary effective June 30, 1995. With the change to the equity method the Company will not record future losses of
 Schon,
and will only record income when the Company's equity becomes positive. In connection with the sale, in the second quarter of 1995, the Company recorded a gain of $4,920,000 reflecting the reversal of previously recorded losses of Schon and a deferred tax asset of $3,000,000. The Company's investment in Schon is recorded at zero as of December 31, 1995.

    On June 14, 1995, the Company sold its B.M. Root operation for net proceeds of $700,000 in cash, resulting in a nominal gain. The consolidated financial statements include results of operations through that date. Sales of this unit were $1,416,000, $2,781,000 and $3,003,000 and operating income was $103,000, $168,000 and $134,000 in 1995, 1994 and 1993, respectively.

    Effective October 28, 1994, the Company concluded the sale of its Panhandle
Industrial operation for net proceeds of $7,378,000, which included net cash of
$4,878,000 and notes receivable of $2,500,000 resulting in a nominal gain.
 The
notes receivable portion of the consideration is a noncash investing transaction. Sales of this unit were $7,690,000 and $9,767,000 and operating income was $814,000 and $243,000 in 1994 and 1993, respectively.

    In June, 1994, the Company sold, for a nominal loss, its Bach Simpson, U.K. operation. This operation was not material to Katy and, accordingly, its sale does not significantly affect Katy's consolidated financial position or results of operations.

    In November, 1993, the Company sold its La Bour Pump operation for net proceeds of $9,937,000, resulting in a nominal gain. Sales of this operation were $19,031,000, and the operating loss was $2,055,000 in 1993.


    Discontinued Operations

    In 1993, the Company provided $5,618,000, net of income tax benefits of $3,064,000, for additional environmental cleanup costs at plant sites of units discontinued in prior years and to record the loss on disposal of assets of a unit discontinued in a prior year.

Note 3.  INVESTMENTS, AT EQUITY, IN UNCONSOLIDATED SUBSIDIARIES:

    The Company's investments in unconsolidated subsidiaries are comprised of the following:

                                                 1995                1994
                                                  (Thousands of Dollars)

    Schon & Cie, AG                             $  -               $  -
    Bee Gee Holding Company, Inc.                7,328               6,985
    Syratech Corporation                           -                38,325
                                                $7,328             $45,310


 Syratech Corporation ("Syratech")

    On December 29, 1995, the Company sold its wholly owned subsidiary, WSC Liquidating Co., whose sole asset consisted of 2,555,500 common shares of Syratech to Syratech. The Company also sold to Syratech the remaining 509,251 shares of Syratech stock held directly by Katy. None of these shares had been previously registered and could not have been sold without Katy bearing the costs of registration. In addition, because of the nature of the shares, the Company was restricted as to the number of shares which could be sold at any one time. The net proceeds from both transactions was approximately $50,800,000. The transactions reflected a per share price of $17, which represented a discount of 15% to the closing price of Syratech's shares on the New York Stock Exchange on the day of the transaction. The transactions resulted in a total after-tax gain of $7,500,000 which is comprised of a gain of $793,000 and the reversal of $6,707,000 of deferred income taxes previously provided on Katy's share of Syratech's income, which has been determined to not be required as a result of these transactions. In connection with the sale, Katy recorded a receivable in the amount of $12,444,000 from Syratech which was subsequently paid on January 2, 1996.

    On March 28, 1995, Syratech sold its subsidiary, Syroco, Inc. for $160,000,000 resulting in a gain of $30,451,000. Katy's share of the gain ($4,904,000, net of tax) is reflected in Katy's Consolidated Statement of Operations as gain on sale of Syroco. Syroco's results from operations are shown below in the results of operations of unconsolidated subsidiaries and in Katy's Consolidated Statements of Operations as income from discontinued operations in the "Equity in Income of Unconsolidated Subsidiaries" section.

    In November, 1992, Syratech completed an initial public offering at $16.50 a share, the effect of which diluted the Company's ownership percentage and resulted in a credit in 1993 of $835,000, net of income taxes of $534,000, to the Company's Statement of Consolidated Operations, for Katy's share of Syratech's increased shareholder equity accounts.

Bee Gee Holding Company, Inc. ("Bee Gee")

    The Company owns 30,000 shares of common stock, a 39% interest, of Bee Gee, which consists of several subsidiaries engaged in the business of harvesting shrimp off the coast of South America and processing shrimp and other seafoods for domestic and foreign markets.

Schon & Cie, AG (Schon)

    The Company owns 90,000 shares of common stock, a 37.5% interest, of Schon, which consists of three operating companies engaged in the business of manufacturing a wide range of mechanical and programmable four post, web and flat bed die-cutting equipment and shoe manufacturing machinery. Schon's assets and liabilities and sales and costs and expenses are included in the following table subsequent to June 30, 1995, but there is no effect on the Company's investment or equity in income of unconsolidated subsidiaries.

Goodwill

  Goodwill related to the Bee Gee investment is being amortized over ten years.

Financial Information

    The condensed financial information which follows reflects the Company's proportionate share in the financial position and results of operations of its unconsolidated subsidiaries:

                                          1995        1994
                                         (Thousands of Dollars)

     Current assets                          $ 15,968    $ 40,474
     Current liabilities                     ( 15,105)  (  16,196)
        Working capital                           863      24,278

     Properties, net                            9,112      27,590
     Other assets                               3,785         836
     Long-term debt                           ( 3,998)  (   4,894)
     Other liabilities                        ( 1,514)  (   3,086)
        Shareholders' equity                    8,248      44,724
     Shareholders' equity of Schon            ( 1,604)        -
     Unamortized excess of cost over
        net assets acquired                       684         586
     Investments, at equity, in
      unconsolidated subsidiaries             $ 7,328    $ 45,310


                                                1995        1994        1993
                                                  (Thousands of Dollars)
     Sales                                    $81,892     $ 65,376    $ 64,912
     Costs and expenses                      ( 79,451)    ( 62,505)   ( 62,292)

        Net income, from continuing operations  2,441        2,871       2,620

     Unrecorded losses of Schon                 1,336        -           -
     Amortization of excess of
        cost over net assets acquired        (    384)    (    305)   (    774)
     Provision for income taxes              (  1,473)    (  1,202)   (    710)
      Equity in net income of continuing
        unconsolidated subsidiaries             1,920        1,364       1,136

     Discontinued operation:
        Gain on sale of Syroco,
        Inc. - net of tax                       4,904         -             -
    Income from discontinued
        operations - net of tax                   678        1,931       1,744
    Equity in net income of
        unconsolidated subsidiaries            $7,50      $  3,295      $2,880

Note 4.  INDEBTEDNESS:

Notes Payable

    Notes payable at December 31, 1995 are comprised of short-term borrowings under the Company's short-term line of credit and cash overdrafts. The maximum short-term borrowings outstanding at any month-end were $27,140,000 in 1995 and $14,488,000 in 1994. Interest rates on such short-term borrowings averaged 8.5%
at December 31, 1995 and 8.3% at December 31, 1994. The average short-term borrowings were $17,283,000 during 1995 and $11,135,000 in 1994. The weighted average interest rates on short-term borrowings from banks averaged approximately 8.9% and 11.7% during 1995 and 1994.

Credit Agreement

    In August, 1994, the Company entered into a credit agreement with a bank providing for a secured revolving credit facility not to exceed $20,000,000. The credit agreement is secured by 250,000 shares of Union Pacific Corporation common stock and other marketable securities and expires
March 31, 1997. Interest on the revolving credit facility is, at the Company's option, either the bank's prime interest rate, 8.5% at December 31, 1995, or 1% above the LIBOR interest rate in effect at the time funds are borrowed.

    The Company had $13,855,000 outstanding under this agreement at December 31,
1995 which is included in Notes Payable on the Consolidated Balance Sheet.
 This
facility is used for working capital and letters of credit. Letters of credit totaling $2,663,000 are outstanding at December 31, 1995.

Long Term Debt

     Long-term debt at December 31 includes:
                                                         1995      1994
                                                     (Thousands of Dollars)
Real estate and chattel mortgages, with interest
  at various rates, due through 2008..........        $  9,995   $ 8,657
Other notes payable...........................             264     4,322
                                                        10,259    12,979
    Less current maturities...................        (    913)  ( 2,407)
                                                      $  9,346  $ 10,572

    Aggregate maturities of long-term debt during the five years ending December 31, 2000 are as follows:

                   (Thousands of Dollars)

                  1996............ $    913
                  1997............      766
                  1998............      693
                  1999............      651
                  2000............      621
                Later years           6,615
                  Total             $10,259

Other

  As of December 31, 1995, the Company is contingently liable for $8,000,000 of 8-1/8% Subordinated Industrial Development Bonds issued by Bee Gee.

    The carrying amounts of the Company's long and short-term debt agreements approximate their fair market values.


Note 5.   RETIREMENT BENEFIT PLANS:

Pension Plans

     Several domestic and foreign subsidiaries have pension plans covering substantially all of their employees. These plans are noncontributory, defined
benefit pension plans.  The benefits to be paid under these plans are generally
based on employees' retirement age and years of service.  The companies'
 funding
policies, subject to the minimum funding requirements of the applicable U.S.
 or
foreign employee benefit and tax laws, are to contribute such amounts as are determined on an actuarial basis to provide the plans with assets sufficient to
meet the benefit obligations. Plan assets consist primarily of fixed income investments, corporate equities and government securities. Schon's pension plan, which is funded by a note receivable from Schon, is not included in the following data subsequent to June 30, 1995, the date on which the Company sold one-half of its 75% ownership interest.

     Net pension expense includes the following components:

                                          1995       1994       1993
                                             (Thousands of Dollars)

    Service cost                        $  117     $  161      $  173
    Interest cost                          331        478         482
    Actual return on plan assets        (  359)    (  336)     (  377)
    Net amortization and deferral          178         92         103

    Net pension expense                 $  267     $  395      $  381

    Major assumptions used to determine pension obligations:

    Discount rates for  obligations      7-8.5%      7-8.5%     6- 8.5%
    Discount rates for expenses          7-8.5%      7-8.5%     6- 8.5%
    Expected long-term
      rates of return                   7-8.5%       7-8.5%     6- 8.5%
    Assumed rates of compensation
      increases                           5%          2-5%        2-5%

    U.S. plans have been valued using a discount rate of 7%. Foreign plans have been valued using discount rates ranging from 7.0 - 8.5% which approximate
rates for obligations of similar duration in those countries to which the plans
apply.

     The funded status of all plans at December 31 follows:

                                          1995                        1994

                                 Assets       Accumulated      Assets     Accumulated
                                 Exceed         Benefit        Exceed       Benefit
                                Accumulated   Obligations   Accumulated   Obligations
                                  Benefit        Exceed       Benefit       Exceed
                                Obligations      Assets     Obligations     Assets

                                               (Thousands of Dollars)
Vested benefits                 ($ 1,834)     ($   374)      ($2,031)     ($4,267)
Nonvested benefits              (    180)     (     - )      (    42)     (   117)

Accumulated benefit obligation  (  2,014)     (    374)      (  2,073)    ( 4,384)
Effect of future compensation
 increases                      (    -  )     (     - )      (     41)    (   192)

Projected benefit obligation    (  2,014)     (    374)      (  2,114)    ( 4,576)
Plan assets at fair value          2,659           307          2,799       1,810

Projected benefit obligation
 less than (in excess of)
 plan assets                         645      (     67)           685     ( 2,766)
Unrecognized net loss (gain)          14            93             68     (   437)
Unrecognized net transition
 obligation (asset)              (   528)           89       (    592)      1,390
Unrecognized prior service cost       89           -              103         -
Additional minimum liability          -       (    182)            -      (   784)
   Prepaid (accrued) pension
    cost                         $   220      ($    67)      $    264     ($2,597)


    In addition to the plans described above, in 1993 the Company's Board of Directors approved a retirement compensation program for certain officers and employees of the Company and a retirement compensation arrangement for the Company's then Chairman and Chief Executive Officer.The Board approved a total of $3,500,000 to fund such plans. This amount represents the best estimate of the obligation which vested immediately upon Board approval and is to be paid for services rendered to date. This amount was included in selling, general and administrative expenses in the accompanying 1993 Statement of Consolidated Operations.

Postretirement Benefits Other than Pensions

    The Company provides certain health care and life insurance benefits for some of its retired employees. Effective January 1, 1993, Katy adopted SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," which requires Katy to accrue the estimated cost of retiree benefit payments for health and life insurance benefits during the years the employee provides services. Katy previously expensed the cost of these benefits, which are principally for health care, as claims were incurred. Katy elected to recognize the cumulative effect of this obligation on the immediate recognition basis as of January 1, 1993, and the cumulative effect was an increase in accrued postretirement benefit cost $2,343,000 and a decrease in net income for the year ended December 31, 1993 of $1,418,000 ($.15 per share), net of income tax benefits of $925,000. This charge has been reported in the Statement of Consolidated Operations under caption "Cumulative effect of change in accounting principle." The postretirement benefit plans currently are not funded.

    The accumulated postretirement benefit obligation at December 31, 1995 and 1994 is as follows:

                                                    1995        1994
                                                  (Thousands of Dollars)

      Retirees                                      $1,663      $2,163
      Fully eligible active plan participants          213         199
      Other active plan participants                   303         264
          Unrecognized net gain                        644         928
      Prior service cost                            (   44)     (   48)
                                                    $2,779      $3,506


    Net postretirement benefit costs for 1995, 1994 and 1993 include the following:

                                            1995        1994        1993
                                                  (Thousands of Dollars)
      Service cost - benefits earned
        during the year                    $  20       $  27      $  103
      Interest cost on accumulated
        postretirement benefit obligation    162         183         233
      Amortization of unrecognized gain    (  56)      ( 44)          -

             Total cost                    $ 126       $ 166      $  336

    The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1995 was 10% for 1995 decreasing linearly each successive year until it reaches 4.5% in 2001, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 and net postretirement health care cost by approximately 11%. The assumed discount rates used in determining the accumulated postretirement benefit obligation at December 31, 1995 and 1994, were 7.0% and 7.25%, compounded annually, respectively.

401(k) Plans

    The Company offers its employees the opportunity to participate in one of nine 401(k) plans administered by the Company or one of its subsidiaries. Participation by employees in any of the 401(k) plans is voluntary. The Company is not required to make contributions to these plans, however, historically, the Company, at its discretion, has made annual contributions of $227,000, $258,000 and $350,000 in 1995, 1994 and 1993, respectively, which, on average, have approximated 20% in 1995 and 1994, and 10% in 1993 of the employees' annual contributions.


Note 6.  SHAREHOLDERS' EQUITY:

Share Repurchase

    In August, 1995, Katy's Board of Directors authorized the Company to repurchase up to 400,000 shares of its common stock over the subsequent twelve months in open market transactions.On January 2, 1996, Katy's Board authorized the Company to repurchase an additional 500,000 shares, bringing the total authorization to 900,000 shares. In connection therewith, Katy repurchased 352,200 of its common shares in the period ended December 31, 1995, at a total cost of $3,341,000. Additionally, during the first quarter of 1996, the Company repurchased 316,200 shares, at a cost of $3,636,000, bringing the total shares repurchased to 668,400.

Stockholder Rights Plan

    In January, 1995, the Board of Directors adopted a Stockholder Rights
Plan and distributed one right for each outstanding share of the Company's common stock. Each right entitles the shareholder to acquire one share of the Company's common stock at an exercise price of $35, subject to adjustment. The rights are not and will not become exercisable unless certain change of control events occur. None of the rights are exercisable as of December 31, 1995.

Special Cash Dividend

    On June 29, 1994, the Company's Board of Directors declared a special cash dividend payable on August 19, 1994 to shareholders of record on July 22, 1994. The dividend amounted to $126,243,000.

1994 Key Employee and Director Stock Purchase Plan

    In 1994, the Board of Directors approved the Stock Purchase Plan for Key Employees and Directors. Under the Plan, 75,000 shares of the Company's common stock, held in the treasury, were reserved for issuance at a purchase price equal to 65% of the market value of the shares as determined based upon the offering period established by the Compensation Committee of the Company's Board of Directors. As of December 31, 1995, 59,000 shares have been issued at a purchase price of $6.47 per share. The issuance of these shares, in 1994, for total notes receivable of $382,000 was a noncash financing transaction.

 Proceeds from the sale of these shares consisted of notes receivable due on demand but no later than sixty months from date of purchase with an interest rate equal to the Federal Short-Term Funds Rate. The Company is holding the shares as collateral for all notes receivable. Further, these shares cannot be sold until twenty-four months from the date of purchase provided the notes have been repaid. Notes receivable from plan participants are included in the Consolidated Balance Sheets under the caption "Foreign currency translation and other adjustments". The excess of the cost of the treasury shares over the market value of the shares at the date of purchase
($442,000) was charged to retained earnings in 1994. The excess of the market value of the shares over the purchase price, ($194,00) was charged to compensation expense in 1994.


Stock Option Plans

    During 1995 the Company established stock option plans providing for the grant of options to purchase common shares to outside directors, executives and certain key employees. The Compensation Committee of the Board of Directors administers the plans and approves stock option grants. Stock options granted under the plans are excercisable at a price equal to the market value of the stock at the date of grant. The options, in the case of non-employee directors are immediately exercisable, and in the case of executives and key employees, become exercisable from one to five years from the date of grant and generally expire 10 years from the date of grant. The following table summarizes option activity under the plans:

                                                Number           Option Price
                                               Of Options          Per Share

Outstanding at December 31, 1994.....              -                   -
    Granted..........................           197,000           $8.50-9.25
Outstanding at December 31, 1995.....           197,000           $8.50-9.25
Excercisable at December 31, 1995....            17,000              $8.50
Available for grant at December 31, 1995        503,000                -

Foreign Currency Translation and Other Adjustments

    The components of the foreign currency translation and other adjustments section of shareholders' equity are as follows:

         December 31,                                  1995       1994
                                                    (Thousands of Dollars)

    Foreign currency translation adjustments         ($ 1,290)  $ 3,058
    Notes receivable from key employees and
      directors under the Stock Purchase Plan         (   350)(     382)

                                                     ($ 1,640)  $ 2,676

Note 7.   WASTE-TO-ENERGY FACILITY:

    A Katy limited partnership has a contract to operate a waste-to-energy facility in Savannah, Georgia through the year 2007. This facility is owned by a limited partnership, all the partners of which are the Company's subsidiaries. The limited partnership is under contract with the Resource Recovery Development Authority of the City of Savannah (the City) to receive and dispose of the City of Savannah's solid waste through 2007. The contract provides for minimum levels of the limited partnership's disposal fee income to be used to retire the $50,700,000 of industrial revenue bonds issued by an Authority of the City to finance construction of the plant. Under certain circumstances, the Company is contingently liable to the extent of its investment in the limited partnership.

  In substance, the City desired a solid waste disposal and resource recovery facility, issued bonds to finance construction of the facility, and contracted the Company (inclusive of its subsidiaries and their partnership interests) to construct, operate and maintain the facility. In return for its services, it was intended that the Company would receive a reasonable profit and the facility upon the termination of the various agreements. The
Company is obligated to perform under the various agreements. The Company is therefore merely the operator of the facility and has not recorded the cost of the facility or the obligations related to its construction in its consolidated financial statements since a right of offset exists.

    Under terms of the contract, the Company has made contributions to the trust fund totaling $9,200,000. In consideration for these contributions, the waste-to-energy facility will revert to the Company, subject to collateral agreements under the bond indentures, when the service agreement expires. The Company is not required to make any additional payments to the trust fund. The Company's subsidiary has made capital expenditures to improve the operating facility, and these expenditures have been accounted for as deferred expenses and are being amortized through 2007, the period during which the Company expects to realize the economic benefits associated with such expenditures. At December 31, 1995 and 1994, expenditures of $2,160,000 and $2,559,000, net of accumulated amortization of $5,539,000 and $5,078,000, respectively, and the contributions to the trust fund are included in "Investment in Waste-To-Energy Facility" in the Consolidated Balance Sheets.


Note 8.  INCOME TAXES:

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".The effect of this
adoption on 1993 operations was not material.   Separate provisions for income
taxes are calculated for continuing operations, for all operations and for net income. The provision (benefit) allocated to discontinued operations and accounting changes represents the incremental effect on The Company's total income tax provision of income (loss) as a result of each such item. Federal current and deferred income tax provisions for 1995, 1994 and 1993 have been reduced due to the recognition of net operating loss and tax credit carryforwards.


   The domestic and foreign components of income (loss) before income taxes, exclusive of equity in income of unconsolidated subsidiaries, are:


                                              1995        1994        1993
                                                  (Thousands of Dollars)
 Domestic:
  Continuing operations.................    $17,237   ($ 10,115)    $ 9,723
  Discontinued operations...............       -           -       (  8,682)
  Change in accounting principle........       -           -       (  2,343)
    Total domestic......................     17,237   (  10,115)   (  1,302)
Foreign:
  Continuing operations.................        912   (   5,946)   (  6,003)
    Total worldwide.....................    $18,149   ($ 16,061)   ($ 7,305)

     The components of the net provision (benefit) for income taxes are:

                                              1995        1994        1993
Continuing operations:                            (Thousands of Dollars)
  Current:
    Federal.............................    $ 3,413    $    197     $ 1,980
    State...............................    (   512)        428       1,020
    Foreign.............................         25         450     (    31)
      Total.............................      2,926       1,075       2,969
  Deferred:
    Federal.............................        980    (  2,948)      1,770
    State...............................   (  1,915)      1,100     (   197)
    Foreign.............................        116    (    334)         31
      Total.............................   (    819)   (  2,182)      1,604
         Total continuing operations....      2,107    (  1,107)      4,573
Discontinued operations:
    Federal.............................        -          -        ( 2,842)
    State...............................        -          -        (    222)
      Total.............................        -          -        ( 3,064)

Change in accounting principle............      -          -        (    925)
     Net provision (benefit) for
       income taxes                         $ 2,107    ($  1,107)   $    584

    The total income tax provision differed from the amount computed by applying the statutory federal income tax rate to pretax income from continuing operations. The computed amount and the differences for the years ended December 31, 1995, 1994 and 1993 were as follows:

                                            1995         1994           1993
                                                   (Thousands of Dollars)

Provision (benefit) for income taxes
  at statutory rate......................  $ 6,352    ($ 5,621)    $   1,265
State income taxes, net of federal
  benefit................................    1,080         993           630
Foreign tax rate differential............   (   14)        549           178
Foreign losses for which no tax benefit is
 available...............................      -         2,311         3,181
Tax Benefit from Schon Sale - Note 2.....   ( 3,000)       -             -
Alternative minimum tax..................      -           -           1,289
Benefit of net operating loss carryforwards (    49)   (   336)     (  4,091)
Benefit of tax credit carryforwards......      -       ( 2,450)     (    764)
Other, net...............................   (   598)       631           251
  Provision (benefit) for income taxes from
    consolidated operations..............   $ 3,771   ($ 3,923)      $ 1,939
Undistributed earnings of equity investees  ( 1,664)     2,816         2,634
  Net provision (benefit) for income taxes  $ 2,107   ($ 1,107)      $ 4,573


The tax effects of significant items comprising the Company's net deferred tax liability as of December 31, 1995 and 1994 are as follows:

                                                1995       1994
Deferred tax liabilities:                    (Thousands of Dollars)
   Difference between book and tax
     basis of property                         $ 1,954     $ 1,490
   Waste-to-energy facility                     17,303      17,450
   Undistributed earnings of equity
     investees                                   7,695      13,784
   Unrealized holding gain - marketable
     securities - available for sale             3,282       2,742
                                                30,234      35,466

Deferred tax assets:
   Allowance for doubtful receivables            1,673       1,604
   Inventory costs                               1,871       3,507
   Accrued expenses and other items             10,131      11,529
   Operating loss carryforwards - domestic       3,234       4,126
   Operating loss carryforwards - foreign        -          12,717
   Tax credit carryforwards                      2,390       7,978
                                                19,299      41,461
   Less valuation allowance                     (1,493)   ( 17,130)
                                                17,806      24,331
       Net deferred tax liability              $12,428    $ 11,135

   The valuation allowance primarily relates to domestic net operating loss carryforwards (foreign in 1994) and foreign tax credit carryforwards that may not be realized due to uncertainties as to certain subsidiaries realization of future income and to past losses from foreign operations. The valuation allowance decreased $15,637,000 during the year ended December 31, 1995, primarily due to the partial disposition of the Company's interest in Schon. The domestic net operating loss carryforwards primarily relate to the waste to energy facility and the business that operates cold storage facilities and can only be used to offset income from those operations. Domestic net operating loss carryforwards have expiration dates ranging from 1996 to 2007.

   At December 31, 1995, foreign tax credit carryforwards of $622,000 (with an expiration date in 1998) and alternative minimum tax carryforwards of $1,768,000 (with no expiration date), are available.


Note 9.  LEASE OBLIGATIONS:

 The Company has entered into noncancelable leases for manufacturing and data processing equipment and real property with lease terms of up to 5 years. The Company is generally obligated for the cost of property taxes, insurance and maintenance. Future minimum lease payments as of December 31, 1995 are as follows:

                                              (Thousands of Dollars)
     1996.........................................   $ 883
     1997.........................................     811
     1998.........................................     568
     1999.........................................     406
     2000.........................................       6
     Later years..................................       3

       Total minimum payments.....................  $2,677

     Rental expense for 1995, 1994 and 1993 for operating leases was $1,458,000, $1,567,000 and $2,005,000, respectively.


Note 10. INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION:

 The Company is a manufacturer and distributor of a variety of industrial and consumer products, including sanitary maintenance supplies, coated abrasives, paints, stains, electronic components, nonpowered hand tools, specialty metal products, testing and measuring instruments, recording devices for the transportation industry, machinery for the food processing and packaging and woodworking industries, and also operates cold storage facilities and a waste-to-energy facility. Principal markets are in the United States and Canada, and include the sanitary maintenance, restaurant supply, retail, food processing, millwork, transportation, electronic, automotive, and computer markets.The diversity of the Company's products and markets insure that there is not a material impact on the Company in total from one product or one marketplace. These activities are grouped into three industry segments: Distribution and Service, Industrial and Consumer Manufacturing and Machinery Manufacturing.There were no material sales to any single customer, and the Company is not reliant upon any one significant vendor or material.

   Segment information for the years ended December 31, 1995, 1994 and 1993 is presented under "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 8.

   Export sales of products, primarily to Central and South America, Western Europe, the Middle East and the Far East, were $18,870,000, $15,062,000, and $15,494,000 in 1995, 1994 and 1993, respectively.

    The Company operates businesses both in the United States and foreign countries. The operations for 1995, 1994 and 1993 of businesses within major geographic areas are summarized as follows:


                                 United     Western
                                 States     Europe      Other     Consolidated
                                              (Thousands of Dollars)
                                                      1995

Sales to unaffiliated
  customers.................    $149,967   $11,072     $ 10,230   $171,269

Operating income (loss).....    $ 13,921  ($  2,913)   $    201   $ 11,209

Identifiable assets.........    $121,481   $    -      $ 15,478   $136,959

                                                     1994

Sales to unaffiliated
  customers.................    $128,739   $ 23,453    $  7,389   $159,581

Operating income (loss).....    $  8,511  ($  2,505)  ($    399)  $  5,607

Identifiable assets.........    $ 92,625   $ 18,168    $  4,145   $114,938


                                                     1993

Sales to unaffiliated
  customers.................    $127,157   $ 34,062    $  7,504   $168,723

Operating income (loss).....    $  2,557  ($  5,067)  ($    194) ($  2,704)

Identifiable assets.........    $ 96,078   $ 24,557    $  5,343   $125,978


     Net sales for each geographic area include sales of products produced in that area and sold to unaffiliated customers, as reported in the Statements of Consolidated Operations.

Note 11.  CONTINGENT LIABILITIES

    The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the U.S. Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at a number of hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. The means of determining allocation among PRPs is generally set forth in a written agreement entered into by the PRPs at a particular site. An allocation share assigned to a PRP is often based on the PRP's volumetric contribution of waste to a site.
Under the federal Superfund statute, parties are held to be jointly and severally liable, thus subjecting them to potential individual liability for the entire cost of cleanup at the site.
The Company is also involved in remedial response and voluntary environmental cleanup at a number of other sites which are not currently the subject of any legal proceedings under Superfund, including certain of its current and formerly owned manufacturing facilities. Based on its estimate of allocation of liability among PRPs, the probability that other PRPs, many of whom are large, solvent, public companies, will fully pay the costs apportioned to them, currently available information concerning the scope of contamination, estimated remediation costs, estimated legal fees and other factors, the Company has recorded and accrued for indicated environmental liabilities in the aggregate amount of approximately $6,350,000 at December 31, 1995. The ultimate cost will depend on a number of factors and the amount currently accrued represents management's best current estimate of the total cost to be incurred. The Company expects this amount to be substantially paid over the next one to four years.

    The most significant environmental matters in which the Company is currently involved are as follows:

    1. The United States had alleged violations of the Resource Conservation and Recovery Act ("RCRA") based upon the alleged status of sludge drying beds of W.J. Smith Wood Preserving Company, a Company subsidiary ("W.J. Smith"), as a hazardous waste management unit.
         Since 1990, the Company has spent in excess of $4,000,000 in undertaking cleanup and compliance activities in connection with this matter and has established reserves for future remediation activities. An Administrative Order on Consent was entered effective December 29, 1995, with estimated additional remediation costs of $1,200,000.

    2. During 1995 the Company reached agreement with the Oregon Department of Environmental Quality ("ODEQ") as to a clean up plan for PCB contamination at the Medford, Oregon facility of the former Standard
      Transformer division of American Gage. The plan called for the Company to provide a trust fund of $1,300,000 to fund clean up costs at the site. These funds were expended in 1995. The plan also called for the present occupants of the site, Balteau Standard, Inc. to provide the next $450,000 of cost, with any additional costs to be shared equally between the two parties. The Company believes the clean up plan has been successful and has requested that the ODEQ inspect the property and approve the remediation work to release the Company from any future liability.

    3. In September of 1993, Katy received a letter from counsel to Allard Industries, Inc. ("Allard") requesting that Katy and its subsidiaries, American Gage and JEI Liquidating, Inc., indemnify Allard for any liability incurred by it in connection with a case captioned
         Town of Londonderry v. Exxon Corporation,
         et al., Case No. C-93-95-L (United States District Court, District
         of New Hampshire). Such request stems from certain agreements among Katy, Allard and other parties. The case at issue concerns the disposal and treatment of hazardous wastes and substances at a landfill site in Londonderry, New Hampshire (the "Londonderry Site"), states claims under CERCLA and state law, and seeks, inter alia recovery of response costs with respect to the Londonderry Site, declaratory judgment with respect to the defendants' liability for future response costs and unspecified
         monetary damages.   Katy has agreed to defend and indemnify Allard
       in this matter.  Katy and its counsel have not yet fully evaluated the underlying claims and the liability of Katy and its subsidiaries with respect to this matter, if any, cannot be determined at this time.

     Although management believes that these actions individually and in the aggregate are not likely to have a material adverse effect on the Company, further costs could be significant and will be recorded as a charge to operations when such costs become probable and reasonably estimable.

 Katy also has a number of product liability and workers' compensation claims pending against it and its subsidiaries. Many of these claims are proceeding through the litigation process and the final outcome will not be known until a settlement is reached with the claimant or the case is adjudicated.
 It can take
up to 10 years from the date of the injury to reach a final outcome for such claims. With respect to the product liability and workers' compensation claims,
Katy has provided for its share of expected losses beyond the applicable insurance coverage, including those incurred but not reported, which are developed using actuarial techniques. Such accruals are developed using currently available claim information, and represent management's best estimates. The ultimate cost of any individual claim can vary based upon, among other factors, the nature of the injury, the duration of the disability period, the length of the claim period, the jurisdiction of the claim and the nature of the final outcome.


Note 12. UNUSUAL ITEMS:

    During 1995, 1994 and 1993, various charges, as follows, were recorded in the Company's Statements of Consolidated Operations:

1995

  During the second quarter of 1995, the Company sold one-half of its 75% interest in Schon & Cie, AG. With the reduction in its ownership interest, the
Company began reporting its continuing investment in Schon using the equity method of accounting. In connection with the sale, the Company recorded a gain
of $4,920,000 reflecting the reversal of previously recorded losses of
 Schon and
a deferred tax asset of $3,000,000.

 During the third quarter of 1995, the Company sold a portion of its holdings of Union Pacific Corporation common stock for proceeds of $15,550,000, resulting
in a gain of $7,675,000.

    During 1995, the Company received settlements from various insurance companies in the amount of $2,846,000 in settlement of claims associated with environmental issues.

 In the fourth quarter of 1995, the Company sold its wholly owned subsidiary, WSC Liquidating Co., whose sole asset consisted of common shares of Syratech Corporation. Katy also sold additional shares which were held directly by Katy. The net proceeds from these transactions was approximately $50,800,000 and resulted in an after tax gain of $7,500,000, comprised of a gain of
 $793,000
and the reversal of $6,707,000 of deferred taxes previously provided on Katy's share of Syratech's income, which has been determined to not be required as a result of these transactions.

1994

   The Company has a 15% interest in a joint venture which holds exclusive exploratory and production rights in a specified on-shore area of Indonesia under a production sharing contract with Pertamina, the Indonesian government oil and gas enterprise. A 60% interest is held by a major American oil company,
and 25% is held by a Japanese concern. In April, 1994, management of the
 Company
met with the Company's oil exploration joint venture partners and, based on current facts and circumstances, the Company and its partners decided not to commit further funds to the oil exploration project, and the Company will not participate in any further activities on the site. Accordingly, the Company wrote off its ($6,580,000) investment in the oil exploration joint venture in March, 1994.

    During the second quarter of 1994, the Supreme Court of the United States of America ruled that the ash generated by waste-to-energy facilities, like the
Company's subsidiary in Savannah, Georgia, is hazardous waste.  This ruling has
resulted in higher operating costs for waste-to-energy facilities. Based upon this ruling and developments within the waste-to-energy industry in recent
 years, management concluded that further commercialization of the Seghers technology, which it owns, is unlikely and that the value of the technology was significantly impaired. Accordingly, the Company wrote down its investment ($2,708,000) in this technology to zero.

  During the second quarter of 1994, management decided that for consolidated financial reporting purposes, a consistent methodology for estimating inventory
valuation reserves should be applied for all subsidiaries, regardless of their unique business or foreign financial reporting requirements. As a result consolidated inventory valuation reserves increased for excess and potentially unsaleable inventories due to price erosion, low sales in recent years and current low sales order backlogs for certain industrial companies, primarily foreign operations. An aggregate charge to cost of goods sold of $5,072,000 was recorded for these items.

    During the second quarter of 1994, management decided to cease production and rebuild of presses at its Walsh Press operation, resulting in a $600,000 charge and also incurred a charge of $650,000 for moving its corporate office to Englewood, Colorado, including severance compensation for those employees not relocating. Such charges were included in "Other, net" in the Consolidated Statements of Operations.

    In the fourth quarter of 1994, the Company incurred charges of $1,250,000 relating to additional provisions for costs associated with environmental remediation at certain sites where the Company used to conduct operations. This charge is included in other expense rather than discontinued operations, as the sale or shutdown of those operations in prior years was not classified as discontinued. Additionally, a charge of $900,000 was included in cost of sales to reflect adjustments to casualty insurance and product warranty claim liabilities to reflect information received in the fourth quarter related to certain claims.

  The Company's German subsidiary, Schon & Cie, AG, recorded a charge, during 1994, of $1,000,000 for further severance costs, which was offset by a partial
recovery of trade receivables, owed by customers in the former Soviet Union, which had been written off in prior years, of approximately $1,710,000.

1993

    A pre-tax charge of $4,000,000 was included in cost of sales to reflect adjustments to casualty insurance and product warranty claim liabilities to reflect information received in the fourth quarter related to certain claims and the bankruptcy of the Company's excess insurance carrier.

    A pre-tax charge of $3,500,000 was included in selling, general and administrative expenses for retirement compensation programs for certain officers and employees of the Company.

  A pre-tax charge of $2,300,000 was included in cost of sales related to the IAQ-2000 product line of the Company's Moldan unit. This charge reflects the decision to remove this product from the market and represents IAQ-2000's operating loss for the year as well as the write-down of the net assets of this product line in the fourth quarter.

    The Company incurred legal and other related costs of approximately $1,300,000, included in selling, general and administrative expenses, in 1993 associated with proposed merger agreements and a shareholder action lawsuit. The mergers did not occur and the lawsuit's application for a mandatory preliminary injunction was denied.

    In January, 1993, the Company sold its 8% interest, (78,145 shares of common stock) in Compagnie des Entrepots et Gares Frigorifigues, a French cold storage company, for cash proceeds of $10,953,000 resulting in a pre-tax gain of
$6,081,000.

    In the first quarter of 1993, the Company exchanged $24,526,000 of notes receivable from the Missouri Pacific Railroad Company into 774,166 shares of Union Pacific Corporation (UP) common stock at an exchange rate of $31.68 per share. In the third quarter of 1993 the Company sold 300,000 shares of UP stock for proceeds of $18,001,000, resulting in a pre-tax gain of $8,497,000.

Note 13  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

     Quarterly results of operations have been affected by unusual or infrequently occurring items as discussed in Notes 3 and 12.


1995                         1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
                            (Thousands of Dollars, except per share amounts)

Net sales................    $ 38,358   $ 49,609    $ 42,336    $ 40,966

Gross profit.............    $ 10,984   $ 14,391    $ 13,789    $ 11,668

Net income (loss)........   ($    737)  $  8,355    $ 10,689    $ 10,264

Earnings (loss) per share   ($    .08)  $    .92    $   1.18    $   1.16

1994                        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
                           (Thousands of Dollars, except per share amounts)

Net sales................    $ 38,423   $ 42,641    $ 40,561    $ 37,956

Gross profit.............    $ 10,492   $  5,456    $ 13,298    $ 12,328

Net income (loss)........   ($ 3,188)  ($  7,847)   $   2,033   $    159

Earnings (loss) per share   ($   .35)  ($    .87)   $     22    $    .02

During the fourth quarter of 1995, the Company sold its subsidiary, WSC Liquidating Co., and its holdings of Syratech Corporation common shares, resulting in an after tax gain of $7,500,000 (Note 3).

During the fourth quarter of 1994, the Company provided approximately
 $1,300,000
(net of tax) of additional reserves for casualty insurance, product warranty claim costs and environmental remediation matters and $1,000,000 for further severance costs at its German subsidiary (Note 12).